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                                   FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549



                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

              For the period 29 November 2000 to 8 December 2000

                  TELECOM CORPORATION OF NEW ZEALAND LIMITED

        _______________________________________________________________

                (Translation of registrant's name into English)



     Telecom Networks House, North Tower, 66-68 Jervois Quay, Wellington,
                                  New Zealand

        _______________________________________________________________

                   (Address of principal executive offices)


             The registrant will file annual reports on Form 20-F


                              (File No. 1-10798)



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                                   CONTENTS



     This report on Form 6-K contains the following:



     1. The Constitution of the Company as amended at the Annual Meeting of Shareholders held on 12 October 2000.






                     _____________________________________

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                       TELECOM CORPORATION OF NEW
                                           ZEALAND LIMITED


                                   By:    /s/ Linda Cox
                                          --------------
                                          Linda Marie Cox
                                          Company Secretary


                                   Dated: 8 December 2000